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                            December 20, 2023

       Brian Thomas, Ph.D.
       Chief Executive Officer
       Metagenomi Technologies, LLC
       1545 Park Avenue
       Emeryville, CA 94608

                                                        Re: Metagenomi
Technologies, LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
11, 2023
                                                            CIK 0001785279

       Dear Brian Thomas:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Use of Proceeds, page 94

   1. We note that you intend to fund IND-Enabling studies for "certain of [your] current programs" with the
proceeds from this offering. Please revise to specify which programs you intend to fund with
proceeds from the offering.
              Please contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact
       Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.




                            Sincerely,
 Brian Thomas, Ph.D.
Metagenomi Technologies, LLC
December 20, 2023
Page 2
FirstName LastNameBrian Thomas, Ph.D.
                                            Division of Corporation Finance
Comapany NameMetagenomi Technologies, LLC
                                            Office of Life Sciences
December 20, 2023 Page 2
cc:       Edwin M. O'Connor, Esq.
FirstName LastName